Exhibit 99.1

Akari Therapeutics Announces New Data Highlighting Differentiation of Drug Candidate Coversin

•	Planned introduction of patient-friendly pen auto-injector in 2019 designed to increase comfort and convenience of treatment across the entire Akari subcutaneous program

•	Second eculizumab-resistant patient with paroxysmal nocturnal haemoglobinuria (PNH) successfully treated with Coversin for more than six months

•	New preclinical data supports once weekly subcutaneous dosing for long-acting Coversin

NEW YORK and LONDON, November 30, 2018 - Akari Therapeutics, Plc (NASDAQ:AKTX), a biopharmaceutical company focused on innovative therapeutics to treat orphan autoimmune and inflammatory diseases where the complement and/or leukotriene systems are implicated, today announced recent developments and supporting data which underscore the differentiation of Coversin.

“We are encouraged by new data that demonstrates the potential for improved patient comfort and ease of use. Alongside this focus on patient convenience we continue to develop Coversin as a differentiated treatment by means of its combined complement C5 and LTB4 inhibitory activity with early data readouts of our bullous pemphigoid (BP) and atopic keratoconjunctivitis (AKC) trials expected in first quarter 2019,” said Clive Richardson, Interim Chief Executive Officer of Akari Therapeutics.

New data highlights

•	New data showing Coversin can be concentrated to 150mg/ml at low viscosity validates the enhanced convenience of the auto-injector pen across Akari subcutaneous program – currently PNH, thrombotic microangiopathy (TMA) and BP.

o	New highly concentrated formulation with small (0.3mL) volume and water-like viscosity allows ease of administration and increasing patient comfort.

o	Single cartridge to contain seven days of dosing which is stable at room temperature allowing patients to carry drug with them.

•	A second eculizumab-resistant patient with PNH has now received more than six months of Coversin therapy treatment.

o	Resistant to eculizumab because of a known C5 polymorphism (p.Arg885Cys).

o	Previously transfusion-dependent and has now been transfusion independent for five months.

•	New pharmacokinetic data for PAS Coversin supports once weekly dosing.

o	Preclinical data investigating the half-life of PAS Coversin in three species supports potential for once weekly dosing in man.

Clinical program update

▪	Coversin clinical trials focused on orphan diseases mediated by both the complement and leukotriene pathways with initial data readouts in the first quarter 2019:

o	Phase II trial in patients with BP, a severe blistering skin disease.

o	Phase I/II trial in patients with AKC, a sight-threatening surface of the eye condition.

▪	Coversin clinical trials in orphan diseases in which complement dysregulation is the primary disease driver:

o	Two trials open in PNH: a Phase III trial in naïve patients and a Phase II trial in patients who are resistant to eculizumab.

o	An open Phase II trial in atypical hemolytic syndrome (aHUS), a severe thrombotic microangiopathy.

o	Pediatric patients with thrombotic microangiopathy (TMA) post bone marrow transplant being treated with Coversin on named patient basis.

▪	Long-term safety study for Coversin

o	Total cumulative number of patient years on Coversin treatment approximately 15 patient years.

o	As of the end of October 2018 all patients in the long-term study had been treated for more than 15 months and the first patient for 34 months. The second resistant patient has just entered the long term study.

o	No drug related serious adverse events and no neutralizing antibodies reported to date and continued full inhibition of terminal complement activity.

o	Six PNH patients were transfusion dependent prior to treatment with Coversin, of which four (67%) in the long-term study are now transfusion independent; two remain on transfusion.

About Akari Therapeutics

Akari is a biopharmaceutical company focused on developing inhibitors of acute and chronic inflammation, specifically for the treatment of rare and orphan diseases, in particular those where the complement (C5) or leukotriene (LTB4) systems, or both complement and leukotrienes together, play a primary role in disease progression. Akari's lead drug candidate, Coversin, is a C5 complement inhibitor that also independently and specifically inhibits leukotriene B4 (LTB4) activity. Coversin is currently being clinically evaluated in four indications: bullous pemphigoid (BP), atopic keratoconjunctivitis (AKC), atypical hemolytic uremic syndrome (aHUS), and paroxysmal nocturnal hemoglobinuria (PNH). Akari believes that the dual action of Coversin on both C5 and LTB4 may be beneficial in AKC, BP, and aHUS. Akari is also developing other tick derived proteins, including longer acting versions.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control. Such risks and uncertainties for our company include, but are not limited to: needs for additional capital to fund our operations, our ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; an inability or delay in obtaining required regulatory approvals for Coversin and any other product candidates, which may result in unexpected cost expenditures; our ability to obtain orphan drug designation in additional indications; risks inherent in drug development in general; uncertainties in obtaining successful clinical results for Coversin and any other product candidates and unexpected costs that may result therefrom; difficulties enrolling patients in our clinical trials; failure to realize any value of Coversin and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; inability to develop new product candidates and support existing product candidates; the approval by the FDA and EMA and any other similar foreign regulatory authorities of other competing or superior products brought to market; risks resulting from unforeseen side effects; risk that the market for Coversin may not be as large as expected; risks associated with the departure of our former Chief Executive Officers and other executive officers; risks related to material weaknesses in our internal controls over financial reporting and risks relating to the ineffectiveness of our disclosure controls and procedures; risks associated with the putative shareholder class action and SEC investigation; inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation; inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities; the inability to timely source adequate supply of our active pharmaceutical ingredients from third party manufacturers on whom the company depends;  unexpected cost increases and pricing pressures and risks and other risk factors detailed in our public filings with the U.S. Securities and Exchange Commission, including our most recently filed Annual Report on Form 20-F filed with the SEC on July 18, 2018. Except as otherwise noted, these forward-looking statements speak only as of the date of this press release and we undertake no obligation to update or revise any of these statements to reflect events or circumstances occurring after this press release. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release.

For more information
Investor Contact:

Peter Vozzo
Westwicke Partners
(443) 213-0505
peter.vozzo@westwicke.com

Media Contact:

Mary-Jane Elliott / Sukaina Virji / Nicholas Brown
Consilium Strategic Communications
+44 (0)20 3709 5700
Akari@consilium-comms.com